Invest in the Future of Roto Molding and Small Boats




Scupper 14

Company Overview

Swell Watercraft has built the **first of its kind sit-on-top kayak** with footwells lowered below the waterline, a patent-pending scupper valve, and a kayak shell that is light yet indestructible.

Highlights

1

SOLD OUT
for 4 years with minimal marketing

2

50-years
of design research and kayaking experience

3

CAGR at 70%
High revenue growth projections from 2022-2024

4

61%
High gross profit margins

5

POSITIVE
Cash flow

6

Awarded the
TOP10 Sit-on-Top Kayak for 2021

2016. Idea

The team is formed, a concept formulated and the company incorporated

2017. Prototype

3 versions built. Rigorous on water testing. Valve development

2018. Production

Pre-orders taken. Mold received and first kayaks produced

2019. Refine

Moved production to South Africa and it's cutting edge Poly2 construction

2020. Speedbump

Pandemic makes it impossible to get boats during summer season

2021. Distribute

Various international distributors order containers as Swell's popularity expands across the globe

2022. Capitalize

Realize the dream of building our own roto-molding facility that makes advanced techniques in the USA

Swell watercraft


Scupper 14


vagabond
Swell



What We Do

We filled a much-awaited design gap in the industry through precision engineering and innovative thinking.

We've earned a reputation for delivering the fastest, most stable, and ergonomically superior sit-on-top kayaks in the market.

Scupper 12 Features



PADDLE HOLDER (2)
ALUMINIUM GRAB HANDLE (2)
LARGE TANKWELL
ADJUSTABLE FOOT PEGS
RECTANGULAR BOW HATCH
STERN GRAB HANDLE
DRAIN PLUG
Swell
Swell
BOW GRAB HANDLE
TRANSDUCER SCUPPER
'MO CHEEKS
ADJUTABLE SEAT
SCUPPER VALVE (2)
PADDLE CUTS (2)
WAVE DEFLECTOR
CENTER HATCH W/
INSERT BAG
BOTTLE HOLDER

Product Overview

"All in One"

At only 62lbs and measuring 28" wide the **Scupper 12** is not only perfect for any new comer to kayaking, but it has all the features that a seasoned paddler is seeking.









Scupper 14 Features



LIVE BAITWELL SCUPPER
OVAL DAY HATCH
BOTTLE HOLDER
LARGE BOW HATCH
LARGE TANKWELL
PADDLE HOLDER (2)
SCUPPER VALVE (2)
6'' YAKATTACK MIGHTY MOUNT GEAR TRACK
STERN GRAB HANDLE
BOW GRAB HANDLE
RUDDER AREA
SKID PLATE
DRAIN PLUG
9'' YAKATTACK MIGHTY MOUNT GEAR TRACK
SIDE GRAB HANDLE (2)
ADJUSTABLE FOOTPEG (2)
TRANSDUCER SCUPPER
'MO CHEEKS ADJUSTABLE SEAT
PADDLE CUT (2)

Product Overview


Scupper 14
Swell

“Extremely Versatile”

The **Scupper 14** can truly do it all. The design, storage and comfort through form and function allows any type of paddler to camp, fish, dive, or just escape effortlessly onto the open water.





Swell watercraft

Scupper 14 Adventure Version



TANKWELL
DECK PAD (4)
STERN HATCH W/
INSERT BAG
BOW HATCH W/
INSERT BAG
ROD HOLDER (2)
FOOTWELL
DECK PAD (2)

Sleek. Superfast. Superior.

In using our unique "**Poly2**" roto-molding patented process, our kayaks are not only lightweight, rigid, and durable; but they are built for comfort and speed.




The Works Since 1970
DESIGNED BY TIM NIEMIER

First and Best

The “Scupper 14” is a product that has been in development since 1970, when **designer Tim Niemier** made his first kayak by adding a seat and a hatch to a longboard.

He’s been developing the product ever since and has been credited with introducing the first sit-on-top kayak to the world.

HISTORY

2019

$45 000

The new kayak was released softly, as pre-sales were already backed up.

Factory delays in the USA helped us decide to move to a South African facility with superior construction technology

2020

$158 487
71% increase in sale

Demand begins to build just as the pandemic hits and factories temporarily close.

Shipping delays shape the year

2021

$282 472
44% increase in sale

Our list for pre-sold kayaks increases, as do delays. South African builds a new factory, but hits delays that ruins Summer season. International shipping costs skyrocket

10 Years Growth in Number of Kayakers


Number of kayakers
30
25
20
15
10
5
0
10 Million
18 Million
25 Million
2010
2020
2022

3 Years Revenue Projections



Amount in USD
6
5
4
3
2
1
0
$1.9 Million
$3.8 Million
$5.5 Million
2022
2023
2024

3 Years Profit Projections


Amount in USD
3.5
3
2.5
2
1.5
1
0.5
0
$1.1 Million
$2.2 Million
$3.3 Million
2022
2023
2024

Ripe For Investment

by $105.37M

The kayaking equipment market is poised to grow during 2021-2025. Currently, the kayaking industry is at its dynamic best, and Swell Watercraft is at the helm of disrupting it

A SOLO SPORT

Kayaking is a solo sport that can be enjoyed by oneself and as a reason witnessed mass adoption during the pandemic, and now it's here to stay

SAFE FOR ALL

Kayaking is an inclusive sport, safe for all age groups and genders above 6 years of age

Competitive Advantage

Lifetime Discounts

Investors will receive a lifetime discount of 20%

Market Share

The business is currently 75% direct to consumer. With the new facility in the USA, we expect to be selling 50% to dealers

Scupper Valve

Revolutionary design for optimum center of gravity and water drainage

Profit

The average profit margins for both kayaks combined is 61%


Swell
watercraft

Exit Strategy

2023
First Oven =
1900 Units

2024
2 Ovens =
3800 Units

2025
3 Ovens =
5700 Units

2026
4 Ovens =
7600 Units

2027
Sell

POSSIBLE BUYERS

LIFETIME

Tahe Outdoors

YETI

Pelican
CONFLUENCE OUTDOOR

BIG ADVENTURES

JOHNSON OUTDOORS

RECENT MERGERS & ACQUISITIONS

ShredReady	Nova Craft Canoe	bonafide	Confluence Outdoor	Kōkatat	Hobie
2019	2019	2019	2019	2021	2021

TOP 10 Reasons To Invest

1

Lifetime discounts
Exclusive lifetime discounts for our investors to feel more connected to their hobby

2

Invest in job creation in USA
and improvement in the American labor market

3

Sales are expected to double
in no time as we will be launching motorboats soon

4

70% with marked profitability
high year on year expected revenue growth

5

Conceptualized **by the biggest name in the world of kayaking**, Tim Niemer founder of Ocean Kayak

Swell watercraft

TOP 10 Reasons To Invest

6 **Groundbreaking patented kayaks** that can't be duplicated and are highly rated

7 **One-of-a-kind plastic technology** that is bomb-proof and unique to North America

8 **The lightest sit-on-top kayak** in the industry

9 Our projected **Gross Profit Margin is at 61%.** A rarity for physical goods

10 **Only 5-star reviews** from critics and users globally

Swell watercraft

Perks

1


Swell
watercraft

$1000:
Sasquatch Padding Shirt
$60 value

2


Swell

$2500:
$15% lifetime discount
+15% referral discount

3



$5000:
Free Scupper Kayak,
15% lifetime discount
+15% referral discount
+construction brick
inscribed with their name
on it on "Founders" wall,
located in showroom

4



$10,000:
2 Free Scupper Kayaks
20% Lifetime discount
+20% referral discount
Brick on "Founders" wall



Super Team



JIM MARSH

CEO and Founder

Biggest stakeholder and the ex-publisher of the world's largest paddling magazine, Canoe, and Kayak, from 2005-2015



TED KEYES

Sales Manager

Became a professional kayaker during his college years. This position eventually morphed into sales representative



THOMAS MARSH

Polymer Expert

Has over 30 years of experience as a Chemical Engineer and an expert in plant management and chemical construction. Bringing his experience to make the best kayaks

Super Team





ADAM BIERSCHENK

Designer & Technician

I am an expert on CNC mold making, prototype development and novel manufacturing. As a former Ocean Kayak designer, I utilize CAD software to engineer every product from the kayaks, seat, hatches and drainage valve



Swell

TIM NIEMER

Spiritual Advisor

I launched several paddling brands over the years, including Ocean Kayak and NuCanoe. It was my original idea to lower the footwells below the waterline to unleash performance elements unseen before



CELLIERS KRUGER

Kayak Manufacturing + Design Guru

My name was in the early 2000s with my whitewater brand Fluid Kayaks in South Africa. I am lucky enough to have been able to perfect the 'skin-foam' plastic when I obtained a contract to manufacture high-end surf skis. I call my creation Poly2

Thank You

Address

4233 Meridian St Suite 103
Bellingham, WA USA 98226

Email

info@swellwatercraft.com

Website

www.swellwatercraft.com

Telephone

425-301-2514

